

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2024

Andrew Green
Chief Executive Officer
Acme Atronomatic Inc.
111 W Jefferson Street
Suite 200
Orlando, Florida 32801

> **Re: Acme Atronomatic Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 15, 2024**
> **File No. 024-12445**

Dear Andrew Green:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 5, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Subscription, page 2

1. Please clarify the time it will take you to accept or reject subscriptions. We note your disclosures that subscription acceptance or rejection will be done in 3 business days assuming additional information is not required, but please clarify how much time is expected to be needed for due diligence and payment processes.

2. Please clarify the following:
    - how funds are returned to investors if a subscription is rejected;
    - whether the company could terminate the offering without a closing;
    - how the "company's segregated account of the applicable Series Interest" functions as it relates to this offering; and
    - whether the time for closing is 7 business days or 7 calendar days.

Commissions, Discounts, Expenses and Fees, page 16

3.   Please revise your disclosure in the Plan of Distribution and Use of Proceeds sections to include the processing fee equal to 3% of the investment amount at the time of the investors' subscription, up to $700 per investor.

Bonus Shares and Perks, page 17

4.   We note your disclosures regarding the Bonus Shares and Perks, including that eligible investors can receive a maximum potential of 37% Bonus Shares and that "Investor[s] receiving the Bonus Shares will effectively receive a discount to our share price." Please explain how the Bonus Shares will comply with Rule 251(d)(3)(ii) of Regulation A.

5.   Please explain why the value of the perks associated with satellites and satellite launches is not determinable, or provide the value of such perks. In addition, please explain the impact of such perks on your use of proceeds and available liquidity. Please see Rule 251(a)(1) of Regulation A.

6.   Please amend your disclosure to provide any material terms associated with the volume-based perks, including whether the perks have any rights of transferability or may be sold. Additionally, provide a detailed discussion on the impact of material events on the valuation of the perks. For example, explain the valuation of such perks directly related to the satellite launches in the event there is no satellite launch.

Securities Being Offered, page 33

7.   Revise to clarify, if true, that there is no allocation of bonus shares to specific categories such as the testing the waters bonus or volume-based bonuses, for example.

Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology